Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands)
Earnings:
Income (loss) before income taxes	$(1,026)	$11,947	$10,853	$5,699	$(2,002)
Less: Equity in loss (earnings) of investees	1,876	1,080	1,694	1,995	(462)
Less: Pre-tax net (income) loss attributable to noncontrolling interest	(1,012)	(1,355)	87	670	305
Add: Distributions paid by equity investees	-	-	-	-	305
Fixed charges and preferred stock dividends, as calculated below	358	283	278	287	281
Total earnings	$196	$11,955	$12,912	$8,651	$(1,573)

Computation of fixed charges and preferred stock dividends:
Interest expense	$94	$-	$-	$-	$-
Preferred stock dividends(1)	177	177	177	177	177
Interest component of rent expense(2)	87	106	101	110	104
Total combined fixed charges and preferred stock dividends	$358	$283	$278	$287	$281

Ratio of earnings to combined fixed charges and preferred stock dividends(3)	0.55	42.24	46.45	30.14	N/A
Deficiency of earnings to combined fixed charges and preferred stock dividends	N/A	N/A	N/A	N/A	(1,854)

(1)

Dividends accrue on our outstanding Series A preferred stock at the rate of $0.20 per annum per share of Series A preferred stock. We have not paid any dividends on preferred stock.  883,000 shares of our preferred stock were issued and outstanding for all of the periods presented.

(2)

Effective January 1, 2019, interest is calculated consistent with guidance under ASC 842, where an estimate for the Company's incremental borrowing rate of 4.6% is used to calculate the interest component of rent expense. The borrowing rate is calculated using a weighted average for the interest rate on the Company's revolving line of credit of 4.4% and credit facility with the Bank of China of 4.7%. For the years prior to 2019, represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense. Interest component of rental expense is estimated based on a tenant improvement loan at 4%, which is considered a reasonable approximation of the interest factor. In 2010, the full amount of the tenant improvement loan was paid off.

(3)	For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.